UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 16, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Advanced Micro Devices, Inc.

File No. 001-07882 - CF# 22711

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Advanced Micro Devices, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 8-K/A filed on October 22, 2008. The registrant modified the request, as reflected in the Exhibit to a Form 8-K/A filed on January 15, 2009.

Based on representations by Advanced Micro Devices, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.4   through October 22, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Peggy Fisher
Assistant Director